SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

January 10, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Pierce
Laura Veator

Re:	BeLive Holdings
Amendment No.3 to Draft Registration Statement on Form F-1
CIK No. 0001982448

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 3 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated December 18, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating the Amended DRS submitted on December 4, 2023 (the “Registration Statement”). We have reproduced the comments below, and the Registrant’s responses follow each comment.

Draft Registration Statement filed December 4, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 43

1. We note your response to prior comment 1 and reissue in part. Because you identify your customer’s ability to increase their own customer base as a key performance metric, please revise to quantify increases and discuss historical trends in your customers’ customer bases for the periods presented. To the extent such data is not tracked, please clarify how management uses increases in your customers’ customer bases as a key performance metric in the evaluation of your business.

Response:

The disclosure has been revised to clarify the Registrant’s ability to help its customers to enhance viewer engagement.

See page 43.

Liquidity and Capital Resources, page 49

2. We note your revised disclosure indicates that none of the net assets of your subsidiary in Singapore were restricted net assets as such net assets do not form part of the dividends (if any) to be distributed to its respective shareholders. Clarify if you can currently distribute the net assets of your Singapore subsidiary to the parent company through dividends or other means. If not, it does not appear that they should be described as unrestricted. Please revise your disclosure to describe the specific restrictions with respect to your ability to distribute the net assets to the parent company.

Response:

The disclosure has been revised to clarify that as of June 30, 2023, the Company had restricted net assets of approximately S$1,777,000.

See page 49.

Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(q) Revenue Recognition, page F-28

3. Clarify how you determine it is probable that you will collect the consideration to which you are entitled and it is appropriate to recognize revenue. Refer to paragraph 9(e) of IFRS 15. Further, based on your response to prior comment 6, it appears that there may have been significant changes in your customers’ ability to pay. Clarify why it is appropriate to continue to recognize revenue for any customers who are in default, rather than recognize a liability until it is probable that you will collect the consideration. Refer to paragraph 13 of IFRS 15.

Response:

At contract inception dates with those customers, we have assessed and concluded that those customers’ ability and intention to pay that amount of consideration when it is due is high. Those customers are not new to the Company and based on historical records in prior years, those customers were able to settle the outstanding balances. Therefore, paragraph 9(e) of IFRS 15 is met.

In 2022, payments were slowed down by those customers. However, we were still in conversation with those customers with regards to the settlement and those customers provided active responses to the Company. We were able to strike up a deal in 2022 with them to get them to continue payments in smaller quantum to help them operationally until their business turns around. Since the Company was the service provider of their platforms and thus we were able to see how much revenue that they are generating from the sales on their platforms. It was reasonable for us to expect payment from those customers for the services rendered. Therefore, the Company did not consider that those customers’ ability and intention to pay had deteriorated significantly as mentioned in paragraph 13 of IFRS 15 and therefore, revenue should be continued to recognise in the books for 2022.

Consolidated Financial Statements for the Six Months Ended June 30, 2023 and 2022

12. Trade and Other Receivables, page F-78

4. Your response to prior comment 6 indicates that the entire balance that was greater than 90 days past due as of December 31, 2022 remains uncollected through the current date and has been fully reserved. Clarify your disclosures to describe how you took into account this default rate in determining your loss allowance for your remaining receivables. Clarify whether your remaining receivables include sales to the same customers that are included in the fully reserved balances and, if so, why it is appropriate that these balances are not fully reserved. Please also disclose your trade receivables by aging category as of the end of the most recent reporting period and the associated loss allowance for each category. Clarify how you determined your expected credit loss for each category taking into consideration your historical default rates and past due status.

Response:

After the agreement with those customers in 2022 to get them to continue payment in smaller quantum, the Company continues to provide services to them in 2023. Since the Company was also able to see how much revenue they are generating from the sales on their platforms, the Company believes that paragraph 9(e) of IFRS 15 and paragraph 13 of IFRS 15 continues to be met in 2023. Therefore, revenue and accounts receivables continue to be recognised in the books for 2023.

However, up to June 30, 2023, no subsequent settlement was made from them regarding the balances as of December 31, 2022 and also part of the accounts receivable balances arising from the 2023’s revenue. Also, we noticed that the revenue that these customers generating from the sales on their platforms have significantly decreased in June 2023. Thus, the default rate for these customers was then re-assessed to be 100% in June 2023. All accounts receivable balances due from these customers as at June 30, 2023 (including those outstanding balances from them as of December 31, 2022 and those remaining outstanding balances in respect of 2023’s sales are considered credit-impaired and full provision for expected credit loss (“ECL”) of $586,603 of trade receivables was made as at June 30, 2023.

Additional disclosure of ageing analysis with respective loss allowance for trade receivables has been added to the updated interim financial statements for the six months ended June 30, 2023 in Note 12.

See page F-79.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com).

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
Spartan Capital Securities LLC
Lucosky Brookman LLP
MSPC Certified Public Accountants and Advisors A Professional Corporation